Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Crestwood Midstream Partners LP

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-35377

Connections for America’s Energy™

Investor Presentation

August 2015

Crestwood Midstream Partners LP Crestwood Equity Partners LP

Company Information

Crestwood Midstream Partners LP

NYSE Ticker	CMLP
Market Capitalization ($MM)(1,2)	$1,710
Enterprise Value ($MM)(2)	$4,369
Annualized Distribution	$1.64

Crestwood Equity Partners LP

NYSE Ticker	CEQP
Market Capitalization ($MM)(1,2)	$637
Enterprise Value ($MM)(2)	$978
Annualized Distribution	$0.55

Contact Information

Corporate Headquarters
700 Louisiana Street
Suite 2550
Houston, TX 77002

Investor Relations
investorrelations@crestwoodlp.com
(713) 380-3081

(1) Market price as of 8/14/2015.
(2) Unit count and balance sheet data as of 6/30/2015.

Forward-Looking Statements

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation contains information about the proposed merger involving Crestwood Equity and Crestwood Midstream. In connection with the proposed merger, Crestwood Equity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood Midstream. Crestwood Midstream will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD EQUITY, CRESTWOOD MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood's website, www.crestwoodlp.com.

PARTICIPANTS IN THE SOLICITATION

Crestwood Equity, Crestwood Midstream, and their respective general partner's directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood Midstream in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood Midstream in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood Midstream's directors and executive officers is contained in Crestwood Midstream's Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Information regarding Crestwood Equity's directors and executive officers is contained in Crestwood Equity's Annual Report on Form 10-K for the year ended December 31, 2014, which is filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Free copies of these documents may be obtained from the sources described above.

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood's management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may result from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood's financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of Crestwood assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to Crestwood gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood's control; timely receipt of necessary government approvals and permits, the ability of Crestwood to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact Crestwood's ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in Crestwood's filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's view only as of the date made. Crestwood does not assume any obligation to update these forward-looking statements.

Crestwood™ Connections for America's Energy™ 2

Key Investor Highlights

Connections for America’s Energy™

3

Key Investor Highlights

Simplification transaction on-track to close late September/early October Diverse and balanced operations located in the most economic US shale plays Strong fixed-fee and take-or-pay contract portfolio Solid execution drives consistent quarterly results First half performance positions Crestwood to achieve 2015 guidance targets Renewed support by our financial sponsor First Reserve

Connections for America’s Energy™

4

Positioning the Company for Long-Term Success

Midstream Backdrop

The last twelve months has been a challenging environment for the midstream industry

High energy prices in 1H 2014 led to an influx of investment capital and competition for assets

Significant drop in commodity prices beginning in 2H 2014 resulted in a substantial pull-back of development and slow down in growth prospects

Recent Federal Reserve commentary has generated interest rate volatility

Current market environment has impacted growth opportunities across the midstream industry creating a disconnect between MLP public company and asset based valuations

Positioning for Success

2013—Merger of Crestwood and Inergy provides diversity and scale to compete across the US midstream industry 2014—Crestwood evaluated/implemented numerous strategies to extend growth cycle; held distributions flat to improve coverage ratio; managed leverage and liquidity position 2015—Preparing for a prolonged depressed commodity price environment, Crestwood took immediate action to best position the Company for long-term value creation

Substantially reduce costs across the organization

Simplify corporate structure through merger

Simplification merger best positions Crestwood to be competitive for future growth projects while maintaining optionality for a potential new financial cosponsor or strategic partner

Connections for America’s Energy™

5

Simplification Merger Overview

Summary

On May 5, 2015, CEQP and CMLP announced plans to merge partnerships

CMLP unitholders will receive 2.75 common units of CEQP for each unit of CMLP owned in a tax-free exchange

Expected to close late September/early October

Merger Rationale

Unified corporate strategy Simplified corporate structure Improved distribution coverage Reduced cost structure / fixed charges Improved cost of capital by eliminating IDRs

Enhance Crestwood’s ability to compete for acquisitions and infrastructure projects

Pro Forma Structure

Connections for America’s Energy™

6

Built Scale and Investing in the Right Places

Crestwood’s crude oil and natural gas operations are situated in highest returning shale plays

Over 75% of cash flow is sourced from two premier basins: Marcellus and Bakken

Marcellus and Bakken cash flow trading multiples illustrate valuation disconnect

PRB Niobrara and Delaware Permian provide future opportunities to build new franchise positions

Scale and diversity of remaining cash flows are competitively positioned across multiple resource plays

Bakken Marcellus $175 $350

$ MM) $ MM)

( $150( $300

EBITDAEBITDA

$125 $250

Adjusted $100 Adjusted $200

2014 1H 2015 2014 1H 2015 Annualized Annualized

Connections for America’s Energy™

7

Fixed-Fee Contracts Provide Safety Net

~90% of Consolidated 2015E EBITDA from take-or-pay and fixed-fee contracts

Significant cash flow contribution protected from commodity change and volume reduction

Consolidated Contract Portfolio

Select Take-or-Pay Contract Portfolio

2015E EBITDA

Contract Contract Weighted Variable Key Asset Avg.

Type Volume Tenor

Rate Contracts 10%

COLT Hub 149,300

Take-or-Pay 2017

Rail Loading Bbls/d

Minimum

Marcellus (1) (1)

Volume 450 MMcf/d 2018

G&P (Antero)

Take-or-Pay and Commitment Fixed-Fee Contracts 15% Cost of

PRB Niobrara ~$250MM

90% Service fee on 2033 G&P (CHK) capex to date Cuml. Capex

>50% of EBITDA is Firm Storage Firm Storage: Firm Storage:

NE Marcellus 41 Bcf 2017

guaranteed through take- and Transportation: Transportation:

S&T

or-pay contracts Transportation 1.1 Bcf/d 2020

(1)	MVC of 425 MMcf/d in 2015, stepping up to 450 MMcf/d in 2016-2018. Fixed fee contract extends until 12/31/2031.

Connections for America’s Energy™

8

Solid Execution Continues to Drive Results

Cash Flow Growth

Strengthened Coverage

Exceeding Cost Savings Goals

Guidance Affirmned

Year-over-year consolidated Adjusted EBITDA and DCF growth

Increased Q2 2015 Adjusted EBITDA to $133.1 million, 13% above Q2 2014

Increased Q2 2015 DCF to $112.3 million, 18% above Q2 2014

Six consecutive quarters of distribution coverage ratio improvement

Second quarter CMLP distribution coverage of 1.09x; coverage on 100% cash pay basis of 0.97x

Pro forma CEQP distribution coverage of 1.05x

Achieved substantial cost savings goals outlined in cost initiative

OPEX and G&A down $19.5 million since implementing cost program

On-track to exceed previously stated 2015 cost savings target of $15 million internal organizational restructuring to improve processes ncies oned to achieve 2015 consolidated Adjusted EBITDA f $540MM to $575MM

Expense / Fixed Charge Reduction Strategy

Taking action to materially reduce expense and fixed charges to improve margins and distribution coverage

Execution of strategy on-track:

Reduced O&M and Adj. G&A(1) costs by $19.5 MM in Q2 2015 over Q4 2014

2015 cost savings of >$15 MM; 2016+ run-rate savings of $25-30 MM

Results drive greater profitability in the current industry environment

Increased efficiency without sacrificing customer service, safety or compliance

Simplification adds to coverage improvement through fixed charge elimination

YTD Cost Savings

Q4 Q2

($US Millions)

2014 2015 O&M $54.6 $43.9

Adj. G&A(1) $21.1 $12.3 Total $75.7 $56.2 Cost Savings $19.5

Calendar Direct

Year 2015 Contribution Improving to

Run-Rate DCF and

2015 Distribution Coverage

$MM

(2)	(3)

(1) Adj. G&A is defined as general and administrative expenses less unit-based compensation charges and significant transaction and environmental related costa and other items. (2) Represents the incremental retained DCF pro forma for the simplification transaction at CEQP’s current distribution of $0.55 per unit.

(3)	Estimated $5 million of reduced administrative expenses through elimination of second publically traded entity.

Connections for America’s Energy™

Consistent Operating and Financial Results

Improving financial performance demonstrates strong baseline cash flow; Cost reduction efforts offset leveling volumes; 2015 guidance on-track

Consolidated Crestwood(1) Operating Statistics

(2)
(1)	See accompanying tables of non-GAAP reconciliations.

(2) Adj. G&A is defined as general and administrative expenses less unit-based compensation charges and significant transaction and environmental related costa and other items.

Connections for America’s Energy™

Core Operations Update

Connections for America’s Energy™

Bakken Producers Remain Active Around Crestwood’s Assets

Bakken has continued to produce

sufficient producer wellhead

returns

94% of rigs operating in four

counties (McKenzie, Williams,

Mountrail, Dunn)

ND DMR estimates breakeven WTI

pricing of $24-$41/bbl in these four

core counties

Producers improved IP rates,

realized cost reductions, and

minimized cost to market

Increased drilling efficiency by

reducing days to drill to 10-12 days

Crestwood producer’s continue to

achieve strong results:

WPX to resume well completions on

FBIR in Q3:15 and plans on 3 rigs on

FBIR by year-end

Halcon continues to achieve strong

results outperforming 800 MBoe

type curve

WLL achieves 24-hr IP rate of 4,300

Boe/d with D&C costs of $6.8MM on

Crestwood’s system

Connections for America’s Energy™

Bakken Arrow Gathering System

Tier 1 acreage dedication with substantial long-term growth through system build out

Summary

- ~150,000 acre dedication under LT contracts
- Crude, natural gas and water gathering
- Producers continuing active 2015 development through aid-in-construction lateral requests
- Lower operating cost in 2015 improves margin; 2Q 2015 OPEX down 37% from 1Q 2015
- Crestwood purchases crude oil up to 60 MBbls/d at Arrow CDP at monthly index prices
- Arrow system connected to COLT Hub through Tesoro and Hiland crude oil pipelines

Bakken asset footprint in concentrated acreage blocks with highly competitive drilling economics[1]


COLT Hub
Arrow
Roosevelt
McCone
Wellhead Oil Breakeven ($/Bbl)
Sub $55
$56-$65
$66-$78
$79-$100
$100+
Golden Valley
Stark
Slope
Hettinger
Mercer
Fallon
Grant

Long-Term Outlook

- >1,200 estimated future drilling locations
- 38 wells connected in 1H 2015; ~75-85 new well connects expected in 2015
- 2015E Throughput: Crude oil: 60 – 65 MBbls/d; Natural gas: 40 – 45 MMcf/d; Water: 20 – 25 MBbls/d

2015E Net Revenue Contribution by Producer


Enerplus 1%
WPX 34%
Halcon 29%
QEP 16%
XTO 11%
WLL 9%

(1) Source: BTU Analytics LLC.

Crestwood™ Connections for America's Energy™

14

Bakken COLT Hub and Connector

COLT Hub is the leading Bakken CBR facility linking Bakken crude supply to prime refinery markets

Summary

Premier crude oil pipeline, storage and CBR facility in the Bakken

160 MBbls/d crude-by-rail facility; 1.2 MMBbls storage capacity;

70 MBbls/d COLT connector pipeline

~ 300 MBbls/d supply aggregation capacity at COLT HUB

(gathering, truck rack, pipelines)

Strong refiner customers with ~149 MBbls/d CBR take-or-pay

contracts

Markets crude is delivered: 73% West Coast and 27% East Coast

2Q 2015 OPEX down 19% from 1Q 2015

Top 5 Bakken CBR Facilities Colt Hub Contracted

Capacity Mix

Crestwood

COLT Hub

Savage

Trenton

BakkenLink

Fryburg

Hess

Tioga

Enbridge

Berthold

0 25 50 75 100 125

MBbls/d

Source: Genscape August 2015.

Existing/Proposed US Crude Pipelines

Source: Association of Oil Pipelines.

No crude oil pipelines in-place or proposed to West and East Coasts

Connections for America’s Energy™

PRB Niobrara Gathering, Processing & CBR

Actively developing a leading position in the PRB to handle both crude and gas; transitioning Douglas CBR Terminal into Crude Hub

Summary

- **50/50 Jackalope Joint Venture with Williams (Access)**
  - 20-year, 15% cost of service contract with Chesapeake ("CHK") and RKI; 311,000 acres under dedication
  - ~$250 MM Crestwood capital investment to date
    - 120 MMcf/d processing plant completed in January 2015
    - 199 miles gathering pipeline and compression
  - >3,000 potential gross drilling locations (~126 wells drilled to date) in AMI
  - >2.0 billion BOE gross recoverable resources
- **50/50 Douglas Joint Venture with Enserco**
  - Douglas Crude-by-Rail Terminal - 20 MBbls/d facility
  - Long-term CBR contract with Chesapeake at Douglas

Transitioning Douglas CBR into a Crude Hub



Connectivity

KM Hiland connection ($0.5MM) – July 2015
PAA connection ($13.0MM) – In-service Oct 2015



Crude-by-Rail

CBR facility provides producers rail access to multiple unloading destinations



Storage

Increased tankage with three crude storage tanks with capacity up to 340 Mbbls – Q2 2015



Trucking

New truck racks – 14 unloading racks; 4 with smart lact units

Producer Concentration Supports Strategy



Anadarko
devon
eog resources
Chesapeake
CINCO
HELIS
SM ENERGY
MACK
Jackalope Dedication
Samson
DOUGLAS RAIL FACILITY
Operators
Anadarko
Ballard
Anschutz
Chesapeake
Devon
EOG
Helis
Peak
RKI
Samson
Sheridan
SM
Yates
Others
Well
Permit

Source: TPH & Co.

Crestwood™ Connections for America's Energy™ 16

NE Marcellus Storage and Transportation

Strategically located NE assets provide significant level of contracted cash flows and growth opportunities

Summary

- ~41 Bcf of natural gas storage and pipeline capacity of ~1.8 Bcf/d
- Weighted average contract term of 4 years
- Storage facilities continue to reflect favorable market dynamics
  - 99% subscribed throughout 2015
  - ~15% of capacity up for renewal in 2016
  - Majority of contract renewals at or above existing rates
- North/South Pipeline – 200 MMcf/d expansion completed in 2014; expansion fully contracted

Long-Term Outlook

- ~3.5 Bcf/d Marcellus dry gas supply access to NS/MARC I pipeline system through upstream gathering and producer connections
- New ~700 MMcf/d receipt point at Wilmot scheduled in 2015
- MARC I Pipeline – Secured two anchor shippers for 120 MMcf/d on expansion to Transco; FERC approved
- MARC II Non-binding indications of interest >700 MMcf/d in Q414 support potential 30 mile lateral connecting MARC I with PennEast



Legend
Compressor Station
Storage
Meter Station
Interconnect
PennEast Connector
NEW YORK
Stagecoach
200 MMcf/d North-South Expansion
TALISMAN
Lane Road
SWN
Southwestern Energy
Anadarko
Chesapeake
Cabot Oil & Gas
MITSUI & CO.
PENNSYLVANIA
CHIEF
Wilmot Receipt Point
MARC II
MARC I
M13
MARC I / Transco Meter
PennEast
Transco
Crestwood

Crestwood™ Connections for America's Energy™

17

SW Marcellus Gathering & Compression

Long-term fee-based contracts in southwest Marcellus core production window

Summary

- 20-year, fixed-fee contracts for gathering and compression services with Antero Resources
  - ~140,000 acre dedication (235 wells connected); ~1,850 Antero drilling locations on Crestwood dedication
  - Current system capacity of 875 MMcf/d
  - 450 MMcf/d MVC's on gathering system; compression MVC at ~50% of design capacity
  - Short-term incentive rate agreement in-place to encourage volumes through 2H 2015
  - 4-well Wagner pad completed in Q4 2014 at 59 MMcf/d IP rate in Greenbrier area
  - Average Q1'15 IP rate of 17,950 Mcf/d on Crestwood's acreage
- Q2 2015 average gathering volumes of 597 MMcf/d; Operating expenses reduced 29% in Q2 2015 vs Q4 2014

Long-Term Outlook

- New 1.4 Bcf/d regional pipeline scheduled for Q4 2015 to increase takeaway capacity to higher priced gas markets
  - Expected to improve natural gas realizations by $0.80/Mcf
- 22 drilled but uncompleted wells on CMLP system (Greenbrier rich gas area) to be completed in 2016
- Antero expected to use CMLP system/compression over next 3 to 4 years to help fulfill its >4 Bcf/d FT takeaway commitments commencing in 2018



Antero Midstream Dedication Area
Crestwood Dedication Area
Markwest Sherwood Processing
Greenbrier Rich Gas Area
Antero Midstream Area of Dedication
Crestwood Area of Dedication
Rikk 2H
Feugos 1H & 2H
Leonard 2 Wells
Hubert/Clarence 3 Wells
Arters 2H
Susie Jane 4 Wells
Perkins Compressor Station
Corder East 4 Wells
Hughes 3 Wells
Life 1H & 2H
Baker 2H
Snake Run Honey 1H
Wagner 4 Well Pad 59 Mmcfe/d IP Rate
Morgan Compressor Station
Banner Compressor Station
Trent 2 Wells
Stark Compressor Station
Stewart 4 Wells
Crestwood Compressor Station
Wells Connected in 1Q 2015
2016 DUC's

Antero has 22 DUCs connected to Crestwood's system; Antero expects to bring online all of these wells in 2016

Crestwood™ Connections for America's Energy™ 18

Delaware-Permian Update

Wolfcamp development has moved west toward Crestwood’s Willow Lake facility; Increasing

Producer Demand for Services

Current Asset Summary Willow Lake Assets

Willow Lake System purchased in 2011 and converted from

dry gas to rich gas

Supported by 100,000 acre AMI; Approx. 82 miles of gas

gathering pipelines

20 MMcf/d cryogenic plant located at existing Willow

Lake/EPNG interconnect

10 MMcf/d refrigerated JT skid

Acquired a producer owned gas gathering system near

Willow Lake

New laterals under construction will help further delineate

producer acreage positions

Long-Term Outlook

In 2Q 2015, Crestwood executed gathering and processing

contracts with producers in the area

New contracts underpin gathering projects to connect

additional wells

Expand Willow Lake processing plant by 30 MMcf/d and

associated downstream take-away capacity to El Paso

Natural Gas

Evaluating relocating 100 MMcf/d West Johnson County = New G&P contract

Plant to the Willow Lake location

™

Connections for America’s Energy™

Crestwood NGL Assets and Services

Premier NGL supply and logistics platform connect NGL supplies to NGL demand markets; Current conditions position NGL business for big winter peak season

Summary Favorable Summer/Winter Spreads

Leading marketer of Marcellus/Utica NGL’s $/Gallon Mt. Belvieu TET Propane Curve Structure Comparison

$0.49

2.8 MMBbls of Northeast US NGL storage capacity;

>500 NGL trucking units; >1,600 NGL railcars $0.47

$0.45

Sources, transports, stores and delivers NGLs to $0.43

domestic and export markets; >350 customers $0.41

Commenced LPG exports through Marcus Hook, PA $0.39

New LPG terminals in WY, RI and NC underway $0.37

$0.35

Strong NGL supply continues to push prices lower Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16

creating a buying opportunity to build seasonal Current (08/10/15) Last Year Avg (Aug 2014) 7 Year Avg (Aug 2007-2014)

storage

$/Gallon Mt. Belvieu Non-TET Normal Butane Curve Structure Comparison

Servicing Blue Chip Customers $0.65

$0.63

$0.60

$0.58

$0.55

$0.53

$0.50

$0.48

$0.45

Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16

Current (08/10/15) 7 Year Avg (Aug 2007-2014) Last Year Avg (Aug 2014)

Connections for America’s Energy™

Attractive Opportunity Set for Long-Term Growth

Improving cost of capital to capture >$3.0 billion of identified potential expansion opportunities around asset footprint

Expansion Opportunities

A Marcellus Shale: A

E

$500 to $600 million (2015-2019)

North-South / Marc I Expansion, Marc II

Antero Gathering

B South Texas: D

$1.1 to $1.3 billion (2016-2019)

Connecting Tres to developing demand

centers (LNG, Mexico export)

C Permian Basin:

$600 to $1.0 billion (2015-2019)

Willow Lake expansion, Delaware C

Permian Crude and Water Gathering

opportunities

D Niobrara Shale:

$300 to $350 million (2015-2019) B

Jackalope gathering & processing,

crude oil gathering, Douglas Terminal

expansion

E Bakken Shale:

$500 to $750 million (2015-2019)

Arrow gathering expansion, third party

crude, gas and water gathering

opportunities

Connections for America’s Energy™

The New Crestwood Investment Opportunity

Distribution Stability Capital Appreciation

Leveraged to Volume Growth

1	Simplified Corporate Structure 1 with Commodity Price Upside

Substantial Expense / Fixed

2	2 Cost of Capital Improvement

Charge Reduction

Improving Financial Results Organic Expansion

3	3

Quarter-over-Quarter Opportunities

Diversified / Balanced

4	4 Asset and Corporate M&A

Portfolio

Fixed Fee / Firm Contract

5	5 Attractive Valuation Entry Point

Profile

Attractive Current Yield Execution Drives Significant Upside

Supported by Portfolio Stability Return Opportunity

Connections for America’s Energy™

Non-GAAP Reconciliations

Connections for America’s Energy™

CEQP Non-GAAP Reconciliations

CRESTWOOD EQUITY PARTNERS LP
Reconciliation of Non-GAAP Financial Measures

(in millions, unaudited)	2015		2014				2013
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr
EBITDA							
Net income (loss)	$ (296.0)	$ 18.1	$ (30.7)	$ 11.9	$ (4.8)	$ 13.2	$ (42.1)
Interest and debt expense, net	35.4	33.6	31.3	31.5	32.6	31.7	31.7
Loss on modification/extinguishment of debt	17.1	—	—	—	—	—	—
Provision (benefit) for income taxes	(0.3)	0.4	—	0.1	0.2	0.8	(0.2)
Depreciation, amortization and accretion	74.8	74.2	76.1	71.7	71.2	66.3	62.1
EBITDA [(a)]	**$ (169.0)**	**$ 126.3**	**$ 76.7**	**$ 115.2**	**$ 99.2**	**$ 112.0**	**$ 51.5**
Significant items impacting EBITDA:							
Unit-based compensation compensation	5.9	5.8	4.9	4.8	6.2	5.4	9.8
(Gain) loss on long-lived assets, net	0.6	1.0	2.7	0.9	(1.2)	(0.5)	(0.9)
Goodwill impairment	281.0	—	48.8	—	—	—	—
Loss on contingent consideration	—	—	—	—	6.5	2.1	31.4
(Earnings) loss from unconsolidated affiliates, net	(5.0)	(3.4)	(0.6)	(0.3)	1.5	0.1	(0.3)
Adjusted EBITDA from unconsolidated affiliates, net	5.7	6.5	2.9	1.9	0.4	1.7	1.9
Change in fair value of commodity inventory-related derivative contracts	1.5	1.1	(3.5)	1.0	2.9	(10.7)	(0.6)
Significant transaction and environmental related costs and other items	12.4	4.6	0.8	5.4	2.2	6.5	17.8
Adjusted EBITDA [(a)]	**$ 133.1**	**$ 141.9**	**$ 132.7**	**$ 128.9**	**$ 117.7**	**$ 116.6**	**$ 110.6**
Distributable Cash Flow							
Adjusted EBITDA [(a)]	133.1	141.9	132.7	128.9	117.7	116.6	110.6
Cash interest expense [(b)]	(33.3)	(31.8)	(29.4)	(30.3)	(31.2)	(30.4)	(26.1)
Maintenance capital expenditures [(c)]	(3.9)	(5.4)	(9.4)	(5.5)	(5.7)	(7.0)	(5.9)
(Provision) benefit for income taxes	0.3	(0.4)	—	(0.1)	(0.2)	(0.8)	0.2
Deficiency payments	5.7	(0.6)	3.5	2.3	3.8	1.1	—
Public Crestwood Midstream LP unitholders interest in CMLP distributable cash flow [(d)]	(86.1)	(82.3)	(77.0)	(78.1)	(71.2)	(60.4)	(54.5)
Distributable cash flow attributable to CEQP [(e)]	**$ 15.8**	**$ 21.4**	**$ 20.4**	**$ 17.2**	**$ 13.2**	**$ 19.1**	**$ 24.3**

(a) EBITDA is defined as income before income taxes, plus debt-related costs (net interest and debt expense and debt expense and loss on modification/extinguishment of debt) and depreciation, amortization and accretion expense. In addition, Adjusted EBITDA considers the adjusted earnings impact of our unconsolidated affiliates by adjusting our equity earnings or losses from our unconsolidated affiliates for our proportionate share of their depreciation and interest and the impact of certain significant items, such as unit-based compensation expenses, gains and impairments of long-lived assets and goodwill, gains and losses on acquisition-related contingencies, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, change in fair value of certain commodity derivative contracts, certain costs related to our 2015 cost savings initiatives, and other transactions identified in a specific reporting period. EBITDA and Adjusted EBITDA are not measures calculated in accordance with GAAP, as they do not include deductions for items such as depreciation, amortization and accretion, interest and income taxes, which are necessary to maintain our business. EBITDA and Adjusted EBITDA should not be considered an alternative to net income, operating cash flow or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA calculations may vary among entities, so our computation may not be comparable to measures used by other companies.

(b) Cash interest expense less amortization of deferred financing costs plus bond premium amortization plus or minus fair value adjustment of interest rate swaps.

(c) Maintenance capital expenditures are defined as those capital expenditures which do not increase operating capacity or revenues from existing levels. The year ended December 31, 2014, includes $1.5 million of maintenance capital expenditures for January 1, 2014 to September 30, 2014 that was reclassified from growth capital expenditures to maintenance capital expenditures.

(d) Crestwood Midstream distributable cash flow less incentive distributions paid to the general partner and the public LP ownership interest in Crestwood Midstream.

(e) Distributable cash flow is defined as Adjusted EBITDA, less cash interest expense, maintenance capital expenditures, income taxes, deficiency payments (primarily related to deferred revenue), and public Crestwood Midstream LP unitholders interest in CMLP distributable cash flow. Distributable cash flow should not be considered an alternative to cash flows from operating activities or any other measure of financial performance calculated in accordance with generally accepted accounting principles as those items are used to measure operating performance, liquidity, or the ability to service debt obligations. We believe that distributable cash flow provides additional information for evaluating our ability to declare and pay distributions to unitholders. Distributable cash flow, as we define it, may not be comparable to distributable cash flow or similarly titled measures used by other corporations and partnerships.

Crestwood™ Connections for America's Energy™ 24